Tuttle Twins Show, LLC

Financial Statements

As of and for the Year Ended December 31, 2021

Together with Independent Auditors' Report



MELLOR & ASSOCIATES PLLC
EXPERIENCED, MULTI-TOOLED PROFESSIONALS

6589 S 1300 E Ste 120
Murray, UT 84121
Phone: 801-750-0605
Fax: 801-326-4730

Independent Auditors' Report

To the Members of Tuttle Twins Show, LLC:

Opinion

We have audited the accompanying financial statements of Tuttle Twins Show, LLC, which comprise the balance sheet as of December 31, 2021 and the related statements of income, members' equity, and cash flows for the year then ended, and the related notes to financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tuttle Twins Show, LLC as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Tuttle Twins Show, LLC and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Tuttle Twins Show LLC's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

• Exercise professional judgment and maintain professional skepticism throughout the audit.

• Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Tuttle Twins Show LLC's internal control. Accordingly, no such opinion is expressed.

• Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

• Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Tuttle Twins Show LLC's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Mellor and Associates PLLC

Mellor and Associates, PLLC
Murray, Utah
April 29, 2022

Tuttle Twins Show, LLC
Balance Sheet
As of December 31, 2021

Assets

Cash and cash equivalents	$	2,385,728
Film production costs		1,795,314
Other assets		3,600
Total assets	$	4,184,642

Liabilities and Members' Equity

Accounts payable	$	428,127
Members' Equity:		
Common units (12,250,000 units authorized; 10,994,375 units issued and outstanding)		350,000
Preferred units (5,250,000 units authorized; 4,971,474 units issued and outstanding)		4,138,242
Accumulated deficit		(731,727)
Total members' equity		3,756,515
Total liabilities and members' equity	$	4,184,642

See independent auditors' report and accompanying notes to the financial statements

Tuttle Twins Show, LLC
Income Statement

For the year ended December 31,

		2021
Startup expenses:		
Marketing	$	501,117
Professional services		53,012
General and administrative		5,991
Bank fees		500
Crowdfunding fees		498
Syndication		100
Net loss	$	(561,218)

Tuttle Twins Show, LLC
Statement of Members' Equity

As of and for the Year Ended December 31, 2021

	Members' Equity
Balance December 31, 2020	$ 1,246,091
Member contributions:	
Common units	-
Preferred units	3,071,642
Net loss	(561,218)
Balance December 31, 2021	$ 3,756,515

Tuttle Twins Show, LLC
Statement of Cash Flows

For the year ended December 31,

	2021
Cash flows from operating activities:	
Net loss	$ (561,218)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Decrease (increase) in:	
Other assets and other receivables	(3,600)
Increase (decrease) in:	
Accounts payable and accrued expenses	399,782
Net cash used by operating activities	(165,036)
Cash flow from investing activities:	
Investment in film production costs	(1,670,504)
Net cash used in investing activites	(1,670,504)
Cash flow from financing activities:	
Member contributions - common units	-
Member contributions - preferred units	3,071,642
Net cash provided by financing activities	3,071,642
Net increase in cash	1,236,102
Cash as of beginning of year	1,149,626
Cash as of end of year	$ 2,385,728

See accompanying notes and independent accountants' review report.

| Note 1 - Organization and Nature of Operations | **Basis of Presentation** - Tuttle Twins Show, LLC (hereafter "Company") is an animation content company organized in April 2020 for the purpose of developing a children's animated show. The Company has created eight out of twelve episodes for the first season on the Angel Studios streaming platform as of December 31, 2021. They are currently in the midst of developing the content for season two. |

The Company maintains its books of account and prepares financial statements in accordance with Generally Accepted Accounting Principles in the United States of America ("U.S. GAAP"). The Company's fiscal year ends on December 31.

| Note 2 - Summary of Significant Accounting Policies | A summary of the significant accounting policies applied in the preparation of the accompanying financial statements is as follows: |

Concentration of Credit Risk - The Company maintains cash balances at a financial institution in a checking account. The Company considers all highly liquid investments with original maturities of six months or less when purchased to be cash and cash equivalents. As of December 31, 2021, the Company had approximately $2,400,000 in cash. The Company has not experienced any losses in the account and believes it is not exposed to any significant credit risk on cash.

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash deposits. Accounts at each institution are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. As of December 31, 2021, the Company had approximately $2,150,000 in excess of the FDIC insured limit.

Film Production Costs - The Company considers all the costs associated with creating the show to be capitalized on the balance sheet as an asset. Upon execution of a distribution agreement, the Company will begin amortizing the cost of the show over the estimated life as determined by the distribution agreement.

Use of Estimates - The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP"). This requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements. The Company's significant estimates and assumptions include the valuation of related party investments. Certain of the Company's estimates, including the estimated fair value of related party investments, could be affected by external conditions, including those unique to the Company and general economic conditions. It is reasonably possible that these external factors could have an effect on the Company's estimates and could cause actual results to differ from those estimates and assumptions.

Income Taxes - The Company is organized in the state of Utah as a limited liability company. As such, the Company has elected to be taxed as a corporation. Deferred income taxes arise from temporary differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred taxes are classified as current or noncurrent, depending on the classification of the assets and liabilities to which they relate. Deferred taxes arising from temporary differences that are not related to an asset or liability are classified as current or noncurrent depending on the periods in which the temporary differences are expected to reverse. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes. Temporary differences result primarily from the use of accelerated depreciation and amortization recovery methods for tax purposes, basis differences in assets and the deductibility of certain expenses for tax purposes. As of December 31, 2021 the Company had a net operating loss carryforward of $731,727 for tax purposes.

See accompanying independent auditors' report

Note 3 - Related Party Transactions

Payables - The Company has amounts due to/from related parties for advances in the normal course of business. As of December 31, 2021, payables to related parties totaled $428,127. Amounts are non-interest bearing and are due on demand.

Member Equity - Certain members are related parties to the Company. The aggregate number of common shares owned by related parties on December 31, 2021 is approximately 6,607,000 units or 59% of the authorized and issued units outstanding.

Note 4 - Member Units and Unit Compensation Plan

Preferred units are similar to common units of ownership with each unit having equal ownership, calculated by dividing the number of units owned by the total number of units outstanding. However, preferred units differ from common units in the following ways. Preferred units do not carry a right to vote or participate in any meetings of the Company, and preferred units include a right to receive distributions of up to 120% of initial capital contributions before payment of common unit distributions. As of December 31, 2021 4,971,474 preferred units have been issued.

Common units are units of ownership in the Company with each unit having equal ownership, calculated by dividing the number of units owned by total units outstanding. As of December 31, 2021, the amount of common units issued and outstanding was 11,150,057.

The Company has reserved 1,255,625 common units in anticipation of offering a member unit compensation plan to its employees and contractors, which will vest on a monthly basis evenly over 36 months. However, the plan has not yet been executed, therefore, these units are not yet outstanding. The current fair market value of these Units is $0. The Company has the right to repurchase units at their fair market value in the event of death, disability, dissociation, or expulsion.

Note 5 - Subsequent Events

The Company has evaluated subsequent events through April 29, 2022, which is the date the financial statements were available to be issued.

See accompanying independent auditors' report